

OLD MUTUAL®
Funds II

SUMMARY PROSPECTUS

July 27, 2010

Old Mutual Barrow Hanley Value Fund
Class A (ticker symbol: OAFOX)
Class Z (ticker symbol: OBFOX)
Institutional Class (ticker symbol: OIBHX)

Before you invest in the Fund, you may want to review the Fund's statutory prospectus and statement of additional information, which contain more information about the Fund and its risks. You may find the Fund's statutory prospectus, statement of additional information, and other information about the Fund online at https://www.fundinsite.com/site/old-mutual-funds.aspx. You may also obtain this information at no cost by calling 888-772-2888 or by sending an email request to oldmutual@fundinsite.com. The Fund's statutory prospectus and statement of additional information, both dated July 27, 2010, are incorporated by reference into this summary prospectus.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

INVESTMENT OBJECTIVE

The Fund, a non-diversified fund, seeks to provide investors with long-term capital growth.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts if you or your family invest, or agree to invest in the future, at least $50,000 in Class A shares of this Fund or other retail mutual funds advised by Old Mutual Capital, Inc. More information about this and other sales charge discounts on Class A shares is available from your financial professional, in the section entitled "Investing in the Funds" in the Fund's statutory prospectus, and in the section entitled "Purchase and Redemption of Shares" in the Fund's statement of additional information.

Fees and Expenses Table

	Class A	Class Z	Institutional Class
Shareholder Fees (fees paid directly from your investment)			
Maximum Sales Charge (Load) (as a percentage of offering price)	5.75%	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price)	None	None	None
Short Term Redemption/Exchange Fee (as a percentage of amount redeemed or exchanged)	2.00%	2.00%	2.00%
Maximum Account Fee (assessed annually on certain accounts under $1,000)	$12.00	$12.00	$12.00
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)			
Management Fees[1]	0.75%	0.75%	0.75%
Distribution (12b-1) Fees	None	None	None
Other Expenses			
Service Fees	0.25%	None	None
Other Operating Expenses	0.73%	0.29%	0.12%
Total Other Expenses	0.98%	0.29%	0.12%
Total Annual Operating Expenses	1.73%	1.04%	0.87%
Expense (Reduction)/Recoupment	(0.53%)	(0.09%)	(0.02%)
Total Annual Operating Expenses After Expense (Reduction)/Recoupment[2]	1.20%	0.95%	0.85%

(1) Effective following the close of business on July 28, 2009, the Management Fee was reduced from 0.85% to 0.75%. As a result, the expense information in the Fees and Expenses Table has been restated to reflect current fees and the Total Annual Operating Expenses shown in the Fees and Expenses Table do not correlate with the Ratios of Gross Expenses to Average Net Assets shown in the Financial Highlights.

(2) These are the expenses you should expect to pay as an investor in this Fund as a result of Old Mutual Capital's contractual agreement to waive through December 31, 2011 that portion, if any, of the annual management fee payable by the Fund and to pay certain expenses of the Fund to the extent necessary to ensure that the total annual operating expenses do not exceed 1.20%, 0.95% and 0.85% for the Fund's Class A, Class Z and Institutional Class shares, respectively. The expense limitation agreement may be amended or continued beyond December 31, 2011 by written agreement of the parties.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	Your Cost			
	1 Year	**3 Years**	**5 Years**	**10 Years**
Class A	$690	$1,040	$1,412	$2,457
Class Z	$97	$322	$565	$1,263
Institutional Class	$87	$275	$479	$1,070

PORTFOLIO TURNOVER

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 24.80% of the average value of its portfolio.

PRINCIPAL INVESTMENT STRATEGIES

To pursue its investment objective, the Fund normally invests in equity securities of large and mid-cap companies with value characteristics. Undervalued stocks are generally those stocks that are out of favor with investors and, in the opinion of Barrow, Hanley, Mewhinney & Strauss, LLC ("Barrow Hanley"), the Fund's Sub-Adviser, are trading at prices that are below average at the time of purchase in relation to such measures as earnings and book value. These stocks often have above average dividend yields. Equity securities in which the Fund may invest include common and preferred stocks.

PRINCIPAL RISKS

Like all investments in securities, you risk losing money by investing in the Fund. The main risks of investing in this Fund are:

Stock Market Risk. The value of the stocks and other securities owned by the Fund will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence. The market may also fail to recognize the Sub-Adviser's determination of an investment's value or the Sub-Adviser may misgauge that value.

Investment Style Risk. Market performance tends to be cyclical, and during various cycles, certain investment styles may fall in and out of favor. The market may not favor the Fund's value style of investing, and the Fund's returns may vary considerably from other equity funds using different investment styles.

Non-Diversified Fund Risk. The Fund is "non-diversified," which means that it may own larger positions in a smaller number of securities than funds that are "diversified." The Fund may also invest up to 25% of its total assets in the securities of one issuer. This means that an increase or decrease in the value of a single security likely will have a greater impact on the Fund's NAV and total return than a diversified fund. The Fund's share prices may also be more volatile than those of diversified funds.

Industry and Sector Risk. Companies that have similar lines of business are grouped together in broad categories called industries. Certain industries are grouped together in broader categories called sectors. The Fund may focus its investments in certain industries within certain sectors, which may cause the Fund's performance to be susceptible to the economic, business or other developments that affect those industries.

PERFORMANCE INFORMATION

The following bar chart and performance table illustrate the risks of investing in the Fund by showing changes in the Fund's performance year to year and by showing how the Fund's average annual returns compare to those of an unmanaged securities index. All performance figures reflect the reinvestment of dividends and capital gains distributions. The Fund's past performance, both before and after taxes, does not guarantee how it will perform in the future. Data prior to December 14, 2001 includes performance of a predecessor fund, whose inception date is September 10, 1998. Prior to January 1, 2006, the Fund was managed by an investment adviser different than the Fund's current Adviser and Sub-Adviser, and the Fund's performance prior to January 1, 2006 may not be indicative of how it will perform in the future.

The performance shown in the bar chart and the Best Quarter and Worst Quarter returns are for the Fund's Class Z shares, which have the longest performance record. Performance for Class A and Institutional Class shares will vary due to differences in fees and expenses.

Year-by-Year Total Returns through December 31, 2009 – Class Z Shares



44.29%	11.93%	(10.46%)	25.46%	6.82%	(0.99%)	14.40%	1.35%	(36.31%)	26.57%
2000	2001	2002	2003	2004	2005	2006	2007	2008	2009

The Fund's Class Z shares year-to-date return as of June 30, 2010 was (7.61%).

Best Quarter:	
9/30/00	20.56%
Worst Quarter:	
12/31/08	(19.56%)

The following table provides average annual total return information for the Fund's Class A, Class Z and Institutional Class shares. The Fund's performance is compared to the Russell 1000® Value Index, a widely recognized, unmanaged index that measures the performance of the large cap value segment of the U.S. equity universe. Sales loads are reflected in the performance table. *Index return is for the past 10 years. (When the return After Taxes on Distributions and Sale of Fund Shares is greater than the Return After Taxes on Distributions, it is because of realized losses. If realized losses occur upon the sale of fund shares, the capital loss is recorded as a tax benefit, which increases the return.)

Average Annual Total Returns as of December 31, 2009

	Inception Date	Past 1 Year	Past 5 Years	Past 10 Years or Life of Fund (whichever is less)*
Class A	7/1/03			
Before Taxes		19.13%	(2.96%)	1.04%
Class Z	9/10/98			
Before Taxes		26.57%	(1.54%)	6.02%
After Taxes on Distributions		25.64%	(4.56%)	3.61%
After Taxes on Distributions and Sale of Fund Shares		17.20%	(1.36%)	4.78%
Institutional Class	12/20/06			
Before Taxes		26.82%	N/A	(6.26%)
Russell 1000 Value Index				
(Reflects No Deduction for Fees, Expenses or Taxes)		19.69%	(0.25%)	2.47%

After-tax performance is shown for the Fund's Class Z shares. After-tax performance for the Fund's other share classes will vary. After-tax returns are calculated using the historically highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

MANAGEMENT

Investment Manager:	Old Mutual Capital, Inc.
Investment Sub-Adviser:	Barrow Hanley
Portfolio Manager:	

Name	Title	Length of Service
James P. Barrow	Portfolio Manager	Since 1979
	President	Since 2000

PURCHASE AND SALE OF FUND SHARES

Minimum Investments Applicable to Class A Shares and Class Z Shares*

	Initial	Additional
Regular Accounts	$2,500	no minimum
Uniform Gifts/Transfer to Minor Accounts	$500	no minimum
Traditional IRAs	$2,000	no minimum
Roth IRAs	$2,000	no minimum
Coverdell Education Savings Accounts	$500	no minimum
Systematic Investment Plans I ("SIP I")[1]	$500	$25
Systematic Investment Plans II ("SIP II")[2]	No minimum	$50

*   The Fund reserves the right to change the amount of these minimums from time to time or to waive them in whole or in part.

(1)   If a SIP I is established, the minimum initial investment for the Fund is $500 with a monthly systematic additional investment of $25 or more. A SIP I may be established on any type of account.

(2)   An investor may establish a SIP II with no minimum initial investment if the monthly systematic additional investment is at least $50. A SIP II may be established on any type of account.

Institutional Class shares may be purchased by certain eligible investors and require a minimum initial investment of $1 million in the Fund. Eligible investors may also purchase Institutional Class shares with a minimum initial investment of $100,000 in the Fund provided they sign a letter of intent, committing them to increase that investment to a minimum investment of $1 million in the Fund within twelve months.

The Fund's distributor may waive the minimum initial investment amount at its discretion. No minimum applies to subsequent purchases effected by dividend reinvestment. Minimum initial investment means the net amount you invest in a Fund after the deduction of any applicable initial sales charge.

You may purchase or sell your shares of the Fund on any day the Fund is open for business by contacting your broker-dealer or other financial institution at which you maintain an account, or by contacting the Fund's transfer agent at 888-772-2888. Your broker-dealer or financial institution may charge you a fee for this service.

TAX INFORMATION

The Fund's distributions (other than a return of capital) generally are taxable to you as ordinary income, capital gains, or some combination of both, unless you are investing through a tax deferred arrangement such as a 401(k) plan or an IRA.

PAYMENTS TO BROKER-DEALERS AND OTHER FINANCIAL INTERMEDIARIES

If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary's Web site for more information.